Pricing Supplement No. 1249

To the Prospectus dated September 19, 2011,

the Prospectus Supplement dated September 19, 2011

the General Terms Supplement dated September 19, 2011, and

the Product Supplement No. 1067 dated September 19, 2011

Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $3,355,000 Index-Linked Trigger Notes due 2013 (Linked to the S&P 500® Index)

General

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (February 6, 2013, subject to adjustment) is based on the performance of the S&P 500® Index (which we refer to as the index or underlier), as measured from the trade date (January 20, 2012) to the determination date (February 1, 2013, subject to adjustment). The return on your notes at maturity will be based on the performance of the index and whether a trigger event has occurred. A trigger event will occur if the closing level of the index has declined, as compared to the initial index level, by more than the trigger buffer amount of 26% during the measurement period. The measurement period will be every trading day from but excluding the trade date to and including the determination date. If a trigger event occurs during the measurement period, you could lose your entire investment in the notes if the index level decreases to zero. Additionally, the amount you receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount of $1,100.00.

On the stated maturity date, for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage increase or decrease in the index, which we refer to as the index return.

The index return will be determined as follows: First, we will subtract the initial index level of 1,315.38 from the final index level (which will be the closing level of the index on the determination date, subject to adjustment). Then, we will divide the result by the initial index level, and express the resulting fraction as a percentage (which may be positive or negative).

The cash settlement amount for each $1,000 face amount of your notes will then be calculated as follows:

•    if a trigger event occurs during the measurement period, and:

•

if the index return is positive (the final index level is greater than the initial index level), an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index return multiplied by $1,000, subject to the maximum settlement amount;

•

if the index return is zero or negative (the final index level is equal to or less than the initial index level), an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index return multiplied by $1,000; or

•    if a trigger event does not occur during the measurement period, an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the contingent minimum return of 10.00% multiplied by $1,000.

You could lose your entire investment in the notes if the final index level is zero. If a trigger event occurs during the measurement period and the final index level is less than the initial index level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 26% drop between the initial index level and the closing level of the index on any day during the measurement period will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the closing level of the index to less than 74% of the initial index level on any day during the measurement period may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the index level. Further, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note is limited to the maximum settlement amount of $1,100.00. In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the notes found in “General Terms of the Underlier-Linked Trigger Notes” on page S-35 of the accompanying product supplement no. 1067 and description of the underlier and additional terms of the notes in the accompanying general terms supplement.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions, our creditworthiness or other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through July 20, 2012. We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes” on page S-30 of the accompanying product supplement no. 1067, “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying general terms supplement and “Additional Risk Factors Specific to Your Notes” on page PS-7 of this pricing supplement so that you may better understand those risks.

Original issue date:	January 25, 2012	Original issue price:	100.00% of the face amount*
Underwriting discount:	1.10% of the face amount	Net proceeds to the issuer:	98.90% of the face amount

*The notes will be sold at variable prices. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of 99.00% of the face amount, and as a result of such agreements, the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount from Goldman, Sachs & Co.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

“Standard & Poor’s®”, “S&P®” and “S&P 500®” are registered trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and are licensed for use by The Goldman Sachs Group, Inc. and its affiliates. The securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representation regarding the advisability of investing in the securities.

Goldman, Sachs & Co.	JPMorgan

Placement Agent

Pricing Supplement dated January 20, 2012.

Summary Information

We refer to the notes we are offering by this pricing supplement as the “notes”. Each of the notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1067” mean the accompanying product supplement no. 1067, dated September 19, 2011, of The Goldman Sachs Group, Inc. This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Trigger Notes” on page S-34 of the accompanying product supplement no. 1067 and “Supplemental Terms of the Notes” on page S-12 of the accompanying general terms supplement.

Key Terms

Issuer:	The Goldman Sachs Group, Inc.
Underlier:	the S&P 500® Index, as published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”)
Specified currency:	U.S. dollars (“$”)
Terms to be specified in accordance with the accompanying product supplement no. 1067:

•    type of notes: notes linked to a single underlier

•    exchange rates: not applicable

•    supplemental amount: not applicable

•    averaging dates: not applicable

•    interest: not applicable

•    redemption right or price dependent redemption right: not applicable

•    cap level: yes, as described below

Face amount:

each note will have a face amount of $1,000; $3,355,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Denominations:	$10,000 and integral multiples of $1,000 in excess thereof
Payment amount:	on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Cash settlement amount:

•   if a trigger event occurs during the measurement period, and:

•     if the final underlier level is greater than the initial underlier level, an amount in cash equal to the sum of (i) the $1,000 face amount plus (ii) the product of the underlier return, times the upside participation rate, times the $1,000 face amount, subject to the maximum settlement amount;

•     if the final underlier level is equal to or less than the initial underlier level, an amount in cash equal to the sum of (i) the $1,000 face amount plus (ii) the product of the underlier return, times the $1,000 face amount; or

•   if a trigger event does not occur during the measurement period, an amount in cash equal to the sum of (i) the $1,000 face amount plus (ii) the product of the contingent minimum return times the $1,000 face amount

Initial underlier level:	1,315.38

Final underlier level:

the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Underlier return:	the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage
Upside participation rate:	100%
Maximum settlement amount:	$1,100.00
Cap level:	110.00% of the initial underlier level
Measurement period:	every trading day from but excluding the trade date to and including the determination date
Trigger event:	the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period
Trigger buffer amount:	26%
Contingent minimum return:	10.00%
Trade date:	January 20, 2012
Original issue date (settlement date):	January 25, 2012
Stated maturity date:	February 6, 2013, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-12 of the accompanying general terms supplement
Determination date:	February 1, 2013, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-13 of the accompanying general terms supplement
No interest:	the offered notes do not bear interest
No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system
No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right
Calculation agent:	Goldman, Sachs & Co.
Level of the underlier:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Level of the Underlier” on page S-26 of the accompanying general terms supplement
Closing level:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-25 of the accompanying general terms supplement
Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-24 of the accompanying general terms supplement
Trading day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-25 of the accompanying general terms supplement
CUSIP no.:	38143UN31
ISIN:	US38143UN310
Use of proceeds and hedging:	as described under “Use of Proceeds and Hedging” on page S-40 of the accompanying product supplement no. 1067
Supplemental discussion of U.S. federal income tax consequences:

you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the index, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-10 of this pricing supplement

ERISA:	as described under “Employee Retirement Income Security Act” on page S-48 of the accompanying product supplement no. 1067
FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Additional Terms Specific to  Your Notes

You should read this pricing supplement together with the prospectus dated September 19, 2011, the prospectus supplement dated September 19, 2011, the general terms supplement dated September 19, 2011 and the product supplement no. 1067 dated September 19, 2011. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•    Prospectus dated September 19, 2011:

http://www.sec.gov/Archives/edgar/data/886982/000119312511251384/d226127ds3asr.htm

•    Prospectus supplement dated September 19, 2011:

http://www.sec.gov/Archives/edgar/data/886982/000119312511251448/d233005d424b2.htm

•    General terms supplement dated September 19, 2011:

http://www.sec.gov/Archives/edgar/data/886982/000119312511251475/d232602d424b2.htm

•    Product supplement no. 1067 dated September 19, 2011:

http://www.sec.gov/Archives/edgar/data/886982/000119312511251484/d232722d424b2.htm

Hypothetical Examples

The following table is provided for purposes of illustration only. It should not be taken as an indication or prediction of future investment results and is intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness.

In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-31 of the accompanying product supplement no. 1067 and “Additional Risk Factors Specific to Your Notes” on page PS-7 of this pricing supplement.

The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	100%
Contingent minimum return	10.00%
Trigger buffer amount	26%
Maximum settlement amount:	$1,100.00
Cap level:	110.00% of the initial underlier level

• Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
• No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
• Notes purchased on original issue date and held to the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels on the determination date and are expressed as percentages of the initial underlier level. The amounts in the middle column represent the hypothetical payment amounts, as a percentage of the face amount of each note, based on the corresponding hypothetical final underlier levels, assuming that a trigger event does not occur (i.e., the closing level of the underlier has not declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period). The amounts in the right column represent the hypothetical payment amounts as a percentage of the face amount of each note, based on the corresponding hypothetical final underlier levels, assuming that a trigger event occurs (i.e., the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount during the measurement period). Thus, a hypothetical payment amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

	Hypothetical Payment Amount
Hypothetical Final Underlier Level	(as percentage of Face Amount)
(as percentage of
Initial Underlier Level)	Trigger Event has not occurred	Trigger Event has occurred
200.00%	110.00%	110.00%
175.00%	110.00%	110.00%
150.00%	110.00%	110.00%
120.00%	110.00%	110.00%
118.00%	110.00%	110.00%
115.00%	110.00%	110.00%
110.00%	110.00%	110.00%
105.00%	110.00%	105.00%
103.00%	110.00%	103.00%
100.00%	110.00%	100.00%
95.00%	110.00%	95.00%
90.00%	110.00%	90.00%
85.00%	110.00%	85.00%
80.00%	110.00%	80.00%
74.00%	110.00%	74.00%
50.00%	N/A	50.00%
30.00%	N/A	30.00%
10.00%	N/A	10.00%
0.00%	N/A	0.00%

If, for example, a trigger event has occurred and the final underlier level were determined to be 50.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 50.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose 50.00% of your investment.

If, for example, a trigger event has not occurred and the final underlier level were determined to be 90.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 110.00% of the face amount of your notes, as shown in the table above. Because a trigger event has not occurred, the payment amount that we would deliver on your notes at maturity would be 110.00% of the face amount of your notes, as shown in the table above. In addition, if a trigger event has not occurred and the final underlier level were determined to be 175.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 110.00% of the face amount of your notes (which is equal to the contingent minimum return), as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would not benefit from any increase in the final underlier level over 110.00% of the initial underlier level.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 1067.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an Interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on whether or not a trigger event has occurred and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical underlier returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

Additional Risk Factors Specific to Your Notes

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes” in the accompanying product supplement no. 1067. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

•                 ASSUMING NO CHANGES IN MARKET CONDITIONS OR ANY OTHER RELEVANT FACTORS, THE MARKET VALUE OF YOUR NOTES ON THE TRADE DATE (AS DETERMINED BY REFERENCE TO PRICING MODELS USED BY GOLDMAN, SACHS & CO.) IS, AND THE PRICE YOU MAY RECEIVE FOR YOUR NOTES MAY BE, SIGNIFICANTLY LESS THAN THE ISSUE PRICE

The original issue price for your notes, the price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is under no obligation to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through July 20, 2012. After July 20, 2012, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread. In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 1067. Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Trigger Notes — Your Notes May Not Have an Active Trading Market” on page S-32 of the accompanying product supplement no. 1067.

•                 YOU MAY LOSE YOUR ENTIRE INVESTMENT IN THE NOTES

You can lose all or substantially all of your investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level of 1,315.38 to the closing level on the determination date. If a trigger event has occurred and the final underlier level for your notes is less than the initial underlier level, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes. Thus, you may lose your entire investment in the notes. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

•                 THE RETURN ON YOUR NOTES MAY CHANGE SIGNIFICANTLY DESPITE ONLY A SMALL CHANGE IN THE UNDERLIER LEVEL

If a trigger event occurs during the measurement period and the final underlier level is less than the initial underlier level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a 26% drop between the initial underlier level and the closing level of the underlier on any day during the measurement period will not result in a loss of principal on the notes (since a trigger event will not have occurred), a decrease in the closing level of the underlier to less than 74% of the initial underlier level on any day during the measurement period may result in a loss of a significant portion of the principal amount of the notes despite only a small change in the underlier level.

•                 YOUR NOTES DO NOT BEAR INTEREST

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

•                 THE POTENTIAL FOR THE VALUE OF YOUR NOTES TO INCREASE MAY BE LIMITED

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level, which is equal to 110.00% of the initial underlier level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

•                 THE POTENTIAL TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE AT ANY TIME DURING THE LIFE OF YOUR NOTES

If during the measurement period the closing level of the underlier has declined, as compared to the initial underlier level, by more than the trigger buffer amount of 26%, you will not be entitled to receive the protection provided by the contingent minimum return on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any decline in the level of the underlier.

•                 THE NOTES ARE SUBJECT TO THE CREDIT RISK OF GOLDMAN SACHS

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of Goldman Sachs. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. In addition, any decline in our credit ratings or any increase in our credit spreads is likely to adversely affect the market value of the notes prior to maturity.

•                 WE MAY SELL AN ADDITIONAL AGGREGATE FACE AMOUNT OF THE NOTES AT A DIFFERENT ISSUE PRICE

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

•                 YOU MAY BE SUBJECT TO ADVERSE TAX CONSEQUENCES IN THE FUTURE

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there will be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-10 of this pricing supplement. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-10 of this pricing supplement unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

The Underlier

•                 The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S&P”).

As of January 20, 2012, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (10.78%), Consumer Staples (10.99%), Energy (12.09%), Financials (14.19%), Health Care (11.70%), Industrials (10.94%), Information Technology (19.26%), Materials (3.66%), Telecommunication Services (2.82%) and Utilities (3.56%).  (Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the underlier found in the accompanying general terms supplement. For more details about the underlier sponsor and the license agreement between the underlier sponsor and the issuer, see “The Underliers — S&P 500® Index” on page S-31 of the accompanying general terms supplement.

•                  Historical High, Low and Closing Levels of the Underlier

The level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

•                  You should not take the historical levels of the underlier as an indication of the future performance of the underlier

We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. During the period from January 2, 2009 through January 20, 2012, there were 518 12-month periods, the first of which began on January 2, 2009 and the last of which ended on January 20, 2012. In none of such 518 12-month periods has a) the final underlier level on the final date of such period been less than 100.00% of the initial underlier level on the initial date of such period, and b) the underlier level on at least one date during such period has been less than 74% of the initial underlier level on the initial date of such period. Therefore, during 0.00% of such 12-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 12-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity may bear little relation to the historical levels shown below. The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2009, 2010 and 2011 and the first calendar quarter of 2012 (through January 20, 2012). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Final Closing Levels of the Underlier

	High	Low	Close
2009
Quarter ended March 31	934.70	676.53	797.87
Quarter ended June 30	946.21	811.08	919.32
Quarter ended September 30	1071.66	879.13	1057.08
Quarter ended December 31	1127.78	1025.21	1115.10
2010
Quarter ended March 31	1174.17	1056.74	1169.43
Quarter ended June 30	1217.28	1030.71	1030.71
Quarter ended September 30	1148.67	1022.58	1141.20
Quarter ended December 31	1259.78	1137.03	1257.64
2011
Quarter ended March 31	1343.01	1256.88	1325.83
Quarter ended June 30	1363.61	1265.42	1320.64
Quarter ended September 30	1353.22	1119.46	1131.42
Quarter ended December 31	1285.09	1099.23	1257.60
2012
Quarter ending March 31 (through January 20, 2012)	1,315.38	1,277.06	1,315.38

Supplemental Discussion of Federal Income Tax Consequences

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement and the accompanying product supplement no. 1067.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:

•          a citizen or resident of the United States;

•          a domestic corporation;

•          an estate whose income is subject to U.S. federal income tax regardless of its source; or

•          a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•          a dealer in securities or currencies;

•          a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•          a bank;

•          a life insurance company;

•          a tax exempt organization;

•          a regulated investment company;

•          a common trust fund;

•          a person that owns a note as a hedge or that is hedged against interest rate or currency risks;

•          a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•          a United States holder whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Tax Treatment. You will be obligated pursuant to the terms of the notes – in the absence of a change in law, an administrative determination or a judicial ruling to the contrary – to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the index. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the note. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, any income you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, as a capital loss.

If the rules governing contingent payment obligations apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above and you should consult your own tax advisor with respect to the tax treatment of the notes.

Possible Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes, including whether the holder of an instrument such as your notes should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment and the value of your notes.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there will be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting—United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of notes and are, for U.S. federal income tax purposes:

•           a nonresident alien individual;

•          a foreign corporation; or

•           an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Alien Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover page of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the front cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 1.00% of the face amount. Accounts of certain national banks, acting as purchase agents for such accounts, have agreed with the purchase agents to pay a purchase price of 99.00% of the face amount, and as a result of such agreements the agents with respect to sales to be made to such accounts will not receive any portion of the underwriting discount set forth on the front cover page of this pricing supplement from Goldman, Sachs & Co.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $15,000. For more information about the plan of distribution and possible market-making activities, see “Supplemental Plan of Distribution” on page S-49 of the accompanying product supplement no. 1067. We will deliver the notes against payment therefore in New York, New York on January 25, 2012, which is the third scheduled business day following the date of this pricing supplement and of the pricing of the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$3,355,000 The Goldman Sachs Group, Inc. Index-Linked Trigger Notes due 2013 (Linked to the S&P 500® Index) Medium-Term Notes, Series D Goldman, Sachs & Co. JPMorgan

	Page
Summary Information	PS-2
Additional Terms Specific to Your Notes	PS-4
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-7
The Underlier	PS-9
Supplemental Discussion of Federal Income Tax Consequences	PS-10
Supplemental Plan of Distribution	PS-12
Validity of the Notes	PS-12
Product Supplement no. 1067 dated September 19, 2011
Summary Information	S-1
Hypothetical Returns in the Underlier-Linked Trigger Notes	S-9
Additional Risk Factors Specific to the Underlier-Linked Trigger Notes	S-30
General Terms of the Underlier-Linked Trigger Notes	S-35
Use of Proceeds and Hedging	S-40
Supplemental Discussion of Federal Income Tax Consequences	S-42
Employee Retirement Income Security Act	S-48
Supplemental Plan of Distribution	S-49
General Terms Supplement dated September 19, 2011
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-30
Licenses	S-31
S&P 500® Index	S-31
MSCI Indices	S-35
Hang Seng China Enterprises Index	S-43
Russell 2000® Index	S-47
FTSE® 100 Index	S-52
Euro STOXX 50® Index	S-56
TOPIX	S-60
The iShares® MSCI Emerging Markets Index Fund	S-65
Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28
Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140